Exhibit 99.1

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

CONFIDENTIAL

August 21, 2018

Pacific Drilling S.A.

11700 Katy Freeway, Suite 175

Houston, Texas 77079

Attention:	Mr. John P. Boots
Chief Financial Officer

Commitment Letter

Ladies and Gentlemen:

Credit Suisse Securities (USA) LLC (“CS Securities”, acting through such of its affiliates or branches as it deems appropriate, “Credit Suisse”, “we”, “us” or “our”) is pleased to confirm with Pacific Drilling S.A. (as a debtor and debtor-in-possession in the Bankruptcy Cases (as defined below) or as a reorganized debtor, as applicable, the “Company” or “you”) the arrangements for the transactions described herein and on the terms set forth in this letter and Annexes A and B hereto and, in the case of the commitment referred to in Section 1(a) hereof, subject only to the conditions set forth on Annex C hereto (collectively, this “Commitment Letter”). Annex B is referred to herein as the “Term Sheet”.

You have informed us that the Company and/or one or more of its subsidiaries is a debtor and debtor-in-possession (the “Debtors”) in the jointly administered chapter 11 cases In re Pacific Drilling S.A., et al. (Case No. 17-13193 (MEW), Bankr. SDNY) (the jointly administered chapter 11 cases, the “Bankruptcy Cases”, and the bankruptcy court, the “Bankruptcy Court”). You have further informed us that the Debtors intend to emerge from the Bankruptcy Cases pursuant to the Joint Plan of Reorganization, in the manner contemplated by a Plan Support Agreement, which shall be reasonably satisfactory to Credit Suisse (as amended, waived or supplemented from time to time in a manner that does not result in a failure of the condition set forth in Section 1 of Annex C hereto, the “Plan Support Agreement”, and such Joint Plan of Reorganization, together with all exhibits, schedules (including any disclosure schedules), annexes, supplements and other attachments thereto, in each case, as amended, supplemented or otherwise modified on or prior to the date hereof or as amended, supplemented or otherwise modified from time to time hereafter in a manner that does not result in a failure of any of the conditions set forth in Section 1 of Annex C hereto, the “Plan”). In connection with the Plan, in order to refinance or repay the Company’s prepetition revolving credit loans and senior secured credit facility (collectively, the “Prepetition Debt”) and to provide funds for general corporate purposes for the reorganized Company following consummation of the Plan, you intend to (or intend to cause one or more of your subsidiaries to):

(a) issue and sell $700 million aggregate principal amount of senior secured notes having the terms set forth in the Term Sheet (the “Notes”);

(b) obtain at least $300 million in junior lien debt commitments (the “Junior Lien Debt”);

(c) obtain at least $500 million of cash proceeds from the issuance of common equity on the effective date of the Plan; and

(d) ensure that there is at least $400 million of cash on hand of the Company and its subsidiaries on the effective date of the Plan.

The transactions described in the immediately preceding paragraph and the payment of related fees, commissions and expenses associated therewith are collectively referred to as the “Transactions”.

Pacific Drilling S.A.

August 21, 2018

1.	Commitment; Fees and Related Matters.

(a) Commitment.

Upon the terms set forth in this Commitment Letter and subject only to the conditions set forth in Annex C hereto, CS Securities is pleased to advise you of its commitment to execute and deliver to you a purchase agreement (the “Purchase Agreement”) based on and consistent with the Documentation Precedent (as defined in the Fee Letter) and otherwise satisfactory to the Company and Credit Suisse pursuant to which Credit Suisse will agree, on the terms and subject to the conditions therein, to purchase from you, with a view to resale, $700 million aggregate principal amount of Notes. The date on which the Purchase Agreement is executed by you and us is referred to herein as the “Execution Date”.

(b) Fees.

Our fees for our agreements and commitment hereunder are set forth in a separate fee letter (the “Fee Letter”), dated the date hereof. This Commitment Letter and the Fee Letter are collectively referred to herein as the “Letters”.

(c) Related Matters.

(I) You hereby engage (a) Credit Suisse to be the exclusive bookrunning managing underwriter of, exclusive bookrunning managing placement agent for or exclusive bookrunning managing initial purchaser in any offering of the Notes or any other debt securities (including debt or debt-like securities convertible into or exchangeable for equity securities) of you or your subsidiaries undertaken to raise funds to finance the reorganization of the Company’s capital structure and emergence from bankruptcy (the “Offerings”, and the securities issued pursuant to any Offering (including the Notes), the “Securities”) and (b) Credit Suisse to act as a lead arranger and bookrunner and as the sole syndication agent, administrative agent and collateral agent in respect of any secured or unsecured term loans or other debt financing of you or your subsidiaries not covered by clause (a) above undertaken to raise funds to finance the reorganization of the Company’s capital structure and emergence from bankruptcy, other than any debtor-in-possession financing (the “Loans” and, together with any Offerings, the “Financings”), in each case, subject to the execution and delivery of documentation by you or your subsidiaries in customary form to be agreed upon. It is understood and agreed that no titles shall be awarded and no structuring, arrangement or similar fee shall be paid to any other financial institution in connection with any structuring, arrangement or syndication of any Financing unless you and we shall so agree. Subject to Credit Suisse’s commitment to execute and deliver the Purchase Agreement to purchase Notes set forth in Section 1(a) above and the other terms of this Commitment Letter, it is understood and agreed that Credit Suisse (i) reserves the right not to participate in any other Financing, and the foregoing is not an agreement by Credit Suisse to underwrite, place or purchase any Securities (other than the Notes), to arrange any Loans or otherwise provide any financing and (ii) shall have no obligation hereunder to act as underwriter, placement agent or initial purchaser with respect to any Securities or as an arranger, bookrunner or agent with respect to any Loans unless and until such time as it has executed and delivered an underwriting, placement agency, purchase, credit or guarantee agreement, as applicable, setting forth its obligations. Without limitation of the foregoing, the Company and Credit Suisse acknowledge that the foregoing engagement includes the engagement of Credit Suisse to act in the foregoing capacities with respect to the Junior Lien Debt in an Offering that would occur concurrently with the Offering of the Notes and be backstopped by the Ad Hoc Group as provided in the Plan.

(II) To assist Credit Suisse in a timely completion of any Offerings, you agree, upon the reasonable request of Credit Suisse, (i) to use commercially reasonable efforts to promptly provide to Credit Suisse all necessary or reasonably requested financial and other information in your possession with respect to you and your subsidiaries and the transactions contemplated by this Commitment Letter, including customary projections, (ii) to make your and your affiliates’ senior officers available, and use commercially reasonable efforts to cause your advisors, accountants and representatives to make themselves available, to Credit Suisse in connection with the Offerings, including making them available to assist in the preparation of one or more Offering Documents, to participate in due diligence sessions and to participate in one or more “road shows” to market the applicable Securities, in each case at mutually agreed times, (iii) prior to the launch of any Offering, to assist Credit Suisse with obtaining a public corporate credit rating from Standard & Poor’s Ratings Service (“S&P”) and a public corporate family rating from Moody’s

Pacific Drilling S.A.

August 21, 2018

Investors Service, Inc. (“Moody’s”), in each case with respect to you or any issuer, and public ratings for any Securities from each of S&P and Moody’s, (iv) to assist and to use commercially reasonable efforts to cause your affiliates, accountants, advisors and representatives to assist in the preparation of (A) a prospectus, offering circular, private placement memorandum or other document, in an appropriate form for, and to be used in connection with, each Offering in which Credit Suisse participates (each such document, an “Offering Document”) and (B) other appropriate materials to be used in connection with each Offering, including marketing materials, and (v) to cause the issuer and any guarantors in each Offering to enter into an underwriting agreement, placement agency agreement or purchase agreement, indenture, guarantee, collateral and pledge agreements, mortgages, escrow agreements and other related definitive documents, as applicable, with Credit Suisse and other relevant parties, which agreements shall be consistent with this Commitment Letter and otherwise reasonably satisfactory to Credit Suisse and you.

(III) You will use commercially reasonable efforts to obtain an order in the Bankruptcy Court (the “Authorization Order”), consistent with this Commitment Letter and otherwise in form and substance reasonably satisfactory to Credit Suisse, (i) providing that the Letters shall be approved, (ii) authorizing your execution and delivery of the Letters and authorizing you to pay the fees and expenses set forth in the Fee Letter, subject to and in accordance with the provisions of the Fee Letter, and to undertake and perform all obligations hereunder (including, without limitation, the indemnity obligations referred to herein and in Annex A hereto) and under the Fee Letter, which Authorization Order will specifically provide that your payment obligations hereunder and under the Fee Letter shall be entitled to priority as administrative claims under Sections 503(b) and 507(a)(2) of the Bankruptcy Code, whether or not definitive documents for any Financing are executed or any Financing is consummated, and (iii) authorizing the formation of a subsidiary or other bankruptcy remote special purpose escrow issuer (the “Escrow Vehicle”), which Escrow Vehicle shall not be a debtor in the Bankruptcy Cases, and (A) providing that the assets of the Escrow Vehicle (including cash contributed to the Escrow Vehicle sufficient to pay accrued interest on the Notes during the escrow period, the redemption price of the Notes and, if required by an escrow agent, the fees and expenses of such escrow agent) are not property of the Debtors’ estates and are not subject to the automatic stay in effect in the Bankruptcy Cases and are not otherwise subject to the jurisdiction of the Bankruptcy Court (and for avoidance of doubt, authorizing the indenture trustee to exercise any and all rights and remedies against the Escrow Vehicle and/or its assets without notice, application or notice to, or further order of, the Bankruptcy Court), and (B) approving the granting of a first priority lien on the equity of the Escrow Vehicle in favor of the indenture trustee (or its agent) to secure the obligations of the Debtors in respect of the foregoing escrow arrangement, and modifying the automatic stay, without further notice, application or motion to, or further order of, the Bankruptcy Court, to permit the indenture trustee (or its agent) to exercise its rights and remedies in respect of the pledge of the equity interest in the Escrow Vehicle. In furtherance of the foregoing, you shall form the Escrow Vehicle as promptly as reasonably practicable after the date hereof. For the avoidance of doubt, each of the parties hereto acknowledges and agrees that the obligations of the Company hereunder are subject to the approval of the Bankruptcy Court.

2.	Resales.

Credit Suisse intends to sell, privately place, transfer or assign the Notes to qualified institutional buyers, accredited investors and/or non-U.S. persons without registration under the Securities Act of 1933 (the “Securities Act”) pursuant to Rule 144A, Regulation S or another exemption from Securities Act registration, as applicable. To facilitate an orderly and successful resale of the Notes, you agree that, until the later of (i) a Successful Distribution (as defined in the Fee Letter) and (ii) the emergence of the Debtors from the Bankruptcy Cases, you will ensure that there will not be any competing issues, offerings, arrangements, placements or syndications of equity or debt securities or syndicated commercial bank or other credit facilities by or on behalf of you or any of your subsidiaries (other than (i) the Notes, (ii) the Junior Lien Debt, (iii) other indebtedness incurred in the ordinary course of business for capital expenditures and working capital purposes, (iv) roll-over or “take-back” indebtedness set forth in or permitted by the Plan, (v) intercompany indebtedness and (vi) issuances of common equity subscription rights and common equity set forth in or permitted by the Plan) being issued, offered, placed, arranged or syndicated that would reasonably be expected to impair the sale or resale of the Notes, without the prior written consent of Credit Suisse.

Pacific Drilling S.A.

August 21, 2018

3.	Information.

The Company represents and warrants that (i) all written information (other than financial projections, forward-looking information and information of a general economic or general industry nature) (the “Information”) provided directly by, or on behalf of, the Company to Credit Suisse in connection with the transactions contemplated hereunder is and will be, at the time it was (or hereafter is) furnished, when taken as a whole, complete and correct in all material respects and does not and will not contain, as of the time it was (or hereafter is) furnished, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto), not materially misleading and (ii) the financial projections that have been or will be made available to Credit Suisse by or on behalf of the Company have been and will be prepared in good faith upon accounting principles consistent with the historical audited financial statements of the Company (adjusted as appropriate to give effect to the Bankruptcy Cases and the Debtors’ emergence from the Bankruptcy Cases) and based upon assumptions that have been furnished to Credit Suisse and are believed by the preparer thereof to be reasonable at the time such financial projections are furnished to Credit Suisse, it being understood and agreed that financial projections are not a guarantee of financial performance and are subject to significant uncertainties and contingencies, many of which are beyond our control, and actual results may differ from financial projections and such differences may be material. You agree that if, at any time prior to the later of (i) a Successful Distribution and (ii) the emergence of the Debtors from the Bankruptcy Cases, any of the representations in the preceding sentence would be incorrect in any material respect if the Information and financial projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and financial projections so that such representations will be correct in all material respects under those circumstances. In underwriting, placing or purchasing any Securities or arranging any other Financing, we will be entitled to use and rely on the Information and the financial projections without responsibility for independent verification thereof. We will have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of the Company or any other party or to advise or opine on any related solvency issues.

4.	Indemnification and Related Matters.

In connection with arrangements such as those contemplated in this Commitment Letter, it is our policy to receive indemnification. The Company agrees to the provisions with respect to our indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.

5.	Assignments.

This Commitment Letter may not be assigned by any party hereto without the prior written consent of each other party hereto (and any purported assignment without such consent will be null and void), and, except as set forth in Annex A, is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto; provided that CS Securities may assign its commitment and agreements hereunder, in whole or in part, to any of its affiliates, and any services or commitments to be provided by CS Securities hereunder may be performed or provided by, and any rights of CS Securities hereunder may be exercised by or through, any of its affiliates or branches and, in connection with the provision of such services or commitments, CS Securities may exchange with such affiliates and branches information concerning you and the other persons that may be the subject of the transactions contemplated by this Commitment Letter, and to the extent so employed, such affiliates and branches shall be entitled to the benefits afforded to CS Securities hereunder; provided that CS Securities shall not be released from its commitment hereunder to sign the Purchase Agreement if such affiliate shall fail to do so, and shall be obligated to purchase the Notes thereunder if the conditions to such purchase in the Purchase Agreement are satisfied and such assignee fails to complete such purchase of the Notes. For the avoidance of doubt, nothing in this Section 5 shall be construed to limit the ability of the Credit Suisse to engage in resales of the Notes contemplated by this Commitment Letter. This Commitment Letter (including the Annexes hereto) may not be amended or any term or provision hereof or thereof waived or otherwise modified except by an instrument in writing signed by each of the parties hereto, and any term or provision hereof may be amended or waived only by a written agreement executed and delivered by all parties hereto.

Pacific Drilling S.A.

August 21, 2018

6.	Confidentiality.

Please note that the Letters and any written communications provided by, or oral discussions with, Credit Suisse in connection with this arrangement are exclusively for the information of the Company and may not be disclosed by you to any third party or circulated publicly without Credit Suisse’s prior written consent except pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee (including the Bankruptcy Court), in which case you agree to inform Credit Suisse promptly thereof prior to any such disclosure to the extent legally permitted to do so and to reasonably cooperate with Credit Suisse to the extent that it may seek to limit such disclosure or to avoid such disclosure, including cooperating with Credit Suisse’s efforts to seek an order or other reliable assurance that confidential treatment will be accorded to designated portions of the disclosed information; provided that we hereby consent to your disclosure of (i) the Letters and such communications and discussions to your officers, directors, agents, employees, representatives, affiliates, auditors and advisors on a confidential and need to know basis, (ii) the Letters (a) to the office of the U.S. Trustee and its representatives on a confidential basis, (b) to the steering committee of the ad hoc group of creditors of the Company of which Strategic Value Partners, Abrams Capital and Avenue Capital are members and to such group’s financial and legal advisors and (c) to the extent required in motions (provided that the Fee Letter is filed with the Bankruptcy Court with a request that it be filed under seal and all fees contained therein shall be redacted in any public filing version until such time, if any, as such seal motion is denied by the Bankruptcy Court), in form and substance reasonably satisfactory to Credit Suisse, to be filed with the Bankruptcy Court in connection with obtaining the Authorization Order, (iii) the Letters as required by applicable law or compulsory legal process, in which case you agree to inform Credit Suisse promptly thereof prior to disclosure to the extent legally permitted to do so, (iv) to the extent not otherwise permitted by clauses (i) through (iii), the aggregate fees, without any breakdown in calculation of the fees, in any pleadings filed with the Bankruptcy Court in an effort to obtain the Authorization Order, or in any publicly filed financial statements or statements of sources and uses relating to the Notes, (v) the Letters in connection with the exercise of any remedy or enforcement of any right thereunder, (vi) the Letters in any prospectus, other offering document, marketing material or any public filing (including the existence and the contents of this Commitment Letter and the Term Sheet in a Form 6-K or other Company filing with the Securities and Exchange Commission), in each case solely to the extent required by any applicable law, rule or regulation on the advice of your counsel (but, in each case, not the Fee Letter (unless redacted in a manner satisfactory to Credit Suisse) or the contents of the Fee Letter other than the existence thereof and an aggregate disclosure of fees thereunder as part of projections, pro forma information and a generic disclosure of aggregate sources and uses to the extent customary in marketing materials and other disclosures), and (vii) the Letters to the extent any such information becomes publicly available other than by reason of disclosure by you, your affiliates or your representatives in violation of this Commitment Letter. You further agree that if the Bankruptcy Court denies your request to file the Fee Letter under seal and requires a redacted version of the Fee Letter to be filed and/or disclosed, you shall provide a redacted version of the Fee Letter reasonably acceptable to Credit Suisse and the Bankruptcy Court.

Credit Suisse agrees that it will treat as confidential all confidential information provided to it hereunder by or on behalf of you or any of your subsidiaries or affiliates except to the extent that such information (a) is publicly available or becomes publicly available other than by reason of disclosure by Credit Suisse, its affiliates or representatives in violation of this Commitment Letter, (b) was received by Credit Suisse from a source (other than the Company or any of its affiliates, advisors, members, directors, employees, agents or other representatives) not known by Credit Suisse to be prohibited from disclosing such information to Credit Suisse by a legal, contractual or fiduciary obligation to the Company, or (c) was already in Credit Suisse’s possession from a source other than the Company or any of its affiliates, advisors, members, directors, employees, agents or other representatives or is independently developed by Credit Suisse without the use of or reference to any such confidential information; provided, however, that nothing herein will prevent Credit Suisse from disclosing any such information (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process, in which case such person agrees to inform you promptly thereof to the extent not prohibited by law, (ii) upon the request or demand of any regulatory authority or any self-regulatory authority having jurisdiction over such person or any of its affiliates, (iii) to such person’s affiliates and their respective officers, directors, partners, members, employees, representatives, advisors, independent auditors and other experts or agents who need to know such information and on a confidential basis, (iv) to potential and prospective lenders, assignees, participants and any direct or indirect contractual counterparties to any swap or

Pacific Drilling S.A.

August 21, 2018

derivative transaction relating to the Company or its obligations with respect to any Loans, in each case, subject to such recipient’s agreement (which agreement may be in writing or by “click through” agreement or other affirmative action on the part of the recipient to access such information and acknowledge its confidentiality obligations in respect thereof pursuant to customary syndication practice) to keep such information confidential on substantially the terms set forth in this paragraph, (v) to potential and prospective investors in Securities to the extent such information is included or incorporated by reference in any Offering Document, (vi) to ratings agencies who have agreed to keep such information confidential on terms no less restrictive than this paragraph in any material respect or otherwise on terms acceptable to you in connection with obtaining ratings of any Securities or Loans or (vii) for purposes of establishing a “due diligence” defense.

The obligations under the preceding paragraph shall remain in effect until the date that is one year from the date hereof.

After the closing of any Financing and at Credit Suisse’s expense, Credit Suisse may, with the Company’s consent (such consent not to be unreasonably withheld or delayed (and such consent shall not be required in the case of clause (ii) below where such materials only include public information)), (i) place advertisements in periodicals and on the Internet as it may choose and (ii) circulate promotional materials in the form of a “tombstone” or “case study” (and, in each case, otherwise describe the names of any of you or your affiliates and any other information about the Financing, including the amount, type and closing date of such Financing).

You agree that any references to Credit Suisse or any of its affiliates made in connection with any Financing are subject to Credit Suisse’s prior written approval, which approval shall not be unreasonably withheld or delayed.

7.	Absence of Fiduciary Relationship; Affiliates; Etc.

Each of Credit Suisse and its affiliates (each, a “Financial Institution”) is a full service financial institution engaged, either directly or through affiliates, in a broad array of activities, including commercial and investment banking, financial advisory, market making and trading, investment management (both public and private investing), investment research, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage and other financial and non-financial activities and services globally. In the ordinary course of their various business activities, each Financial Institution, and funds or other entities in which such Financial Institution invests or with which such Financial Institution co-invests, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. In addition, each Financial Institution may at any time communicate independent recommendations and/or publish or express independent research views in respect of such assets, securities or instruments. Any of the aforementioned activities may involve or relate to assets, securities and/or instruments of the Company and/or other entities and persons that may (i) be involved in transactions arising from or relating to this Commitment Letter or (ii) have other relationships with the Company or its affiliates. In addition, each Financial Institution may, and nothing in this Commitment Letter shall be construed to limit any Financial Institution’s ability to, provide debt financing, equity capital, investment banking, commercial banking, underwriting and financial advisory services to such other entities or any other persons, including persons in respect of which you may have conflicting interests. The arrangement contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph, and employees working on the financing contemplated hereby may have been involved in originating certain of such investments and those employees may receive credit internally therefor. Although each Financial Institution, in the course of such other activities and relationships, may acquire information about the transactions contemplated by this Commitment Letter or other entities and persons that may be the subject of the financings contemplated by this Commitment Letter, no Financial Institution shall have any obligation to disclose such information, or the fact that it is in possession of such information, to the Company or to use such information on the Company’s behalf.

You acknowledge that none of the Financial Institutions or any of their respective affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

Pacific Drilling S.A.

August 21, 2018

Each Financial Institution may have economic interests that conflict with those of the Company, its equity holders, creditors and/or its affiliates. You agree that Credit Suisse will act under this Commitment Letter as an independent contractor and that nothing in the Letters or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between Credit Suisse, on the one hand, and the Company, its equity holders, creditors or affiliates, on the other hand. You acknowledge and agree that the transactions contemplated by the Letters (including the exercise of rights and remedies hereunder and under the Fee Letter) are arm’s-length commercial transactions between Credit Suisse, on the one hand, and the Company, on the other, and in connection therewith and with the process leading thereto, (i) Credit Suisse has not assumed an advisory or fiduciary responsibility in favor of the Company, its equity holders, creditors or affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Financial Institution has advised, is currently advising or will advise the Company, its equity holders, creditors or affiliates on other matters) or any other obligation to the Company except the obligations expressly set forth in the Letters and (ii) Credit Suisse is acting solely as a principal and not as the agent or fiduciary of the Company, its management, equity holders, affiliates, creditors or any other person. The Company acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Company agrees that it will not assert any claim (and hereby waives any claim) that Credit Suisse has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transactions or the process leading thereto. In addition, Credit Suisse may employ the services of its affiliates in providing services and/or performing its obligations hereunder and may exchange with such affiliates information concerning the Company and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to Credit Suisse hereunder. In addition, please note that no Financial Institution provides accounting, tax or legal advice.

Furthermore, you acknowledge that Credit Suisse and its affiliates may have fiduciary or other relationships whereby Credit Suisse and its affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of the Company. You acknowledge that Credit Suisse and its affiliates may exercise such powers and otherwise perform their functions in connection with such fiduciary or other relationships without regard to Credit Suisse’s relationship to you hereunder.

8.	Termination; Miscellaneous.

Credit Suisse’s agreements hereunder will automatically and immediately terminate upon the earliest of: (a) written notice of termination from the Company to Credit Suisse, with or without cause, at any time, effective upon receipt thereof by Credit Suisse, (b) the date that is 30 calendar days after the date on which you countersign the Letters, unless the Authorization Order has been entered by the Bankruptcy Court and is otherwise in full force and effect on such date, (c) the termination of the Plan Support Agreement, (d) the date (the “Commitment Outside Date”) that is 120 calendar days after the date on which you countersign the Letters, (e) the termination, abandonment or withdrawal of the Plan by the Debtors, (f) the emergence of the Debtors from the Bankruptcy Cases without utilizing a Financing, (g) the condition set forth in the first sentence of Section 7 of Annex C becoming incapable of being satisfied due to the failure to satisfy such condition prior to the OM Deadline (as defined therein), (h) the Company’s failure to comply with any of the “Notes Demand” provisions set forth in the Fee Letter and (i) the consummation of any Alternate Transaction (as defined in the Fee Letter) in lieu of all or a portion of the Notes. In addition, Credit Suisse’s commitment hereunder to purchase Notes will terminate on a dollar-for-dollar basis to the extent of the issuance of any Notes or other Securities (other than Junior Lien Debt) or the funding of any Loans (subject to clause (i) of this paragraph and whether or not the proceeds thereof are released to the Company or deposited into escrow, in each case other than any debtor-in-possession financing that is to be repaid in full on the effective date of the Plan; provided that the provisions that allow the release of deposited amounts from escrow to the Company shall not be more onerous to the Company than the conditions set forth in Annex C).

The provisions set forth under Sections 4 (including Annex A), 6 and 7 hereof and this Section 8 hereof and the provisions of the Fee Letter will remain in full force and effect regardless of whether definitive documents for any Securities or Loans are executed and delivered. The provisions set forth in the Fee Letter and under Sections 4 (including Annex A), 6 and 7 hereof and this Section 8 hereof will remain in full force and effect notwithstanding the expiration or termination of this Commitment Letter or our commitment and agreements hereunder and shall terminate in accordance with their terms.

Pacific Drilling S.A.

August 21, 2018

The parties hereto agree that any suit or proceeding arising with respect to the Letters or our engagement or commitment hereunder will be tried in the Bankruptcy Court or, in the event the Bankruptcy Court does not exercise jurisdiction, in a court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and the parties hereto submit to the exclusive jurisdiction of, and to venue in, such court. Any right to trial by jury with respect to any action or proceeding, claim or counterclaim (whether based on tort, contract or otherwise) arising in connection with or as a result of either our commitment or any matter referred to in the Letters is hereby waived by the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. You irrevocably designate and appoint CT Corporation (the “Process Agent”) as your authorized agent upon which process may be served in any such action, suit or proceeding. Service of any process, summons, notice or document by registered mail or overnight courier addressed to, in the case of Credit Suisse, Credit Suisse at the address above, or, in the case of the Company, the Process Agent at 111 Eighth Avenue, New York, New York 10011, shall be effective service of process against such party. The Letters and any claim, controversy or dispute arising under or related to the Letters will be governed by and construed in accordance with the laws of the State of New York.

Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

Credit Suisse hereby notifies the Company that, pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Company and any borrower, issuer and guarantor in any Financing, which information includes the name, address and tax identification number of the Company and such other entities and other information that will allow Credit Suisse to identify the Company and such other entities in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act.

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof. The Letters are the only agreements that have been entered into among the parties hereto with respect to subject matter thereof and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect thereto.

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Please confirm that the foregoing is in accordance with your understanding by signing and returning to Credit Suisse the enclosed copy of this Commitment Letter (together, if not previously executed and delivered, with the Fee Letter), on or before 5:00 p.m. EDT on August 24, 2018, whereupon the Letters will become binding agreements among you and us as set forth in the Letters. If the Letters have not been signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this transaction.

CREDIT SUISSE SECURITIES (USA) LLC

By	/s/ Phillip Tamplin
Name:	Phillip Tamplin
Title:	Managing Director

Pacific Drilling S.A.

August 21, 2018

ACCEPTED AND AGREED AS OF August 21, 2018:

PACIFIC DRILLING S.A.

by	/s/ Paul T. Reese
Name:	Paul T. Reese
Title:	CEO

ANNEX A

In the event that Credit Suisse or any of its affiliates or their respective partners, members, officers, directors, employees, agents or controlling persons (each such party, an “Indemnified Party”) becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including shareholders, partners, members, creditors or equity holders of the Company in connection with or as a result of the arrangement or any matter referred to in the Letters, the Company agrees to reimburse such Indemnified Party for its reasonable and documented out-of-pocket legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, limited in the case of legal counsel to one firm of counsel for all Indemnified Parties, taken as a whole, and, if necessary, by a single firm of local counsel in each appropriate jurisdiction for all such Indemnified Parties, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Party affected by such conflict notifies the Company of the existence of such conflict, of another firm of counsel for such affected Indemnified Party and local counsel for the conflicted party). The Company also agrees to indemnify and hold each Indemnified Party harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either the arrangement or any matter referred to in the Letters (whether or not such investigation, litigation, claim or proceeding is brought by you, your equity holders, affiliates or creditors or an Indemnified Party and whether or not any such Indemnified Party is otherwise a party thereto); provided, that the foregoing indemnity will not, as to any Indemnified Party, apply to losses, claims, damages or liabilities to the extent they have (i) resulted from the bad faith, gross negligence or willful misconduct of such Indemnified Party (or any of such Indemnified Party’s controlled affiliates or any of its or their respective officers, directors, employees, agents, controlling persons or members of any of the foregoing) in performing the services that are the subject of the Letters, (ii) arisen out of a material breach by such Indemnified Party (or any of such Indemnified Party’s controlled affiliates or any of its or their respective officers, directors, employees, agents, controlling persons or members of any of the foregoing) of the terms of the Letters or (iii) arisen out of or in connection with any claim, litigation, loss or proceeding not involving an act or omission of you or any of your related parties and that is brought by an Indemnified Party against another Indemnified Party (other than claims against Credit Suisse in its capacity as bookrunner, manager, agent, arranger, or any other similar role in connection with any exit financing transaction) (in the case of clauses (i), (ii) and (iii), as determined by a court of competent jurisdiction in a final, non-appealable judgment). The reimbursement, indemnity and contribution obligations of the Company under this paragraph will be in addition to any liability which the Company may otherwise have, will extend upon the same terms and conditions to any affiliate of any Indemnified Party and the partners, members, directors, agents, employees, and controlling persons (if any), as the case may be, of any Indemnified Party and any such affiliate, and will be binding upon and inure to the benefit of any successors and assigns of the Company, any Indemnified Party, any such affiliate, and any such person. In no event will any Indemnified Party or the Company have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such Indemnified Party’s or the Company’s activities related to the Letters; provided that nothing contained in this sentence shall limit the Company’s indemnification obligations set forth in this Annex A to the extent such indirect, consequential, special or punitive damages are included in any third party claim in connection with which such Indemnified Party is entitled to indemnification hereunder. The provisions of this Annex A (i) apply whether or not any Financing is consummated and (ii) will survive any termination or completion of the arrangement provided by the Letters and the occurrence of an effective date of any plan of reorganization and any discharge of the Debtors.

ANNEX B

Term Sheet

This Term Sheet outlines certain terms of the Notes referred to in the Commitment Letter, of which this Annex B is a part. The terms of the Notes and the Guarantees (as defined below) shall be set forth in definitive documentation (“Note Documents”) and, to the extent not specifically addressed in this Term Sheet, such terms shall be satisfactory to the Company and Credit Suisse. Certain capitalized terms used herein are defined in the Commitment Letter.

Issue:	Senior Secured First Lien Notes.

Issuer:	The Company.

Guarantors:	The Notes shall be jointly and severally guaranteed (the “Guarantees”) on a first lien senior secured basis by all of the Company’s direct and indirect restricted subsidiaries, subject to exceptions for immaterial subsidiaries to be agreed (such guarantors, the “Guarantors”).

Aggregate Principal Amount:	$700 million.

Interest Rate:	9.00% per annum, payable semi-annually in cash in arrears. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

Scheduled Maturity Date:	Fifth anniversary of the issue date of the Notes.

Use of Proceeds:	To refinance or repay a portion of the Prepetition Debt, provide funds for general corporate purposes for the reorganized Company following consummation of the Plan and pay fees and expenses in connection with the restructuring.

Ranking:	The Notes and the Guarantees shall rank pari passu in right of payment with the Company’s and the Guarantors’ senior indebtedness, respectively.

Collateral:	The obligations of the Company and the Guarantors with respect to the Notes and the Guarantees, respectively, shall be secured on a first lien basis by (a) perfected pledges of all capital stock held by the Company or any Guarantor and (ii) perfected security interests in, and mortgages on, substantially all other existing and newly acquired assets of the Company and the Guarantors (including but not limited to vessels, insurance claims, earnings assignments, cash and collateral accounts) (collectively, the “Collateral”). None of the Collateral shall be subject to other pledges, security interests or mortgages (except for permitted liens (including liens securing the Junior Lien Debt) and other exceptions and baskets to be set forth in the Note Documents).

Optional Redemption:	Prior to the date that is two years after the issue date (the “non-call period”), the Notes will not be redeemable at the option of the Company except pursuant to a customary T+50 “make-whole” redemption. After the “non-call period”, the Notes will be redeemable at the option of the Company, in whole or in part, at the following redemption prices, plus accrued and unpaid interest to but not including the date of redemption:

Year 3: Par plus 50% of coupon

Pacific Drilling S.A.

August 21, 2018

Year 4: Par plus 25% of coupon

Thereafter: Par

Prior to the end of the non-call period, the Company may redeem up to 35% of the Notes in an amount equal to the proceeds from an equity offering at a price equal to par plus the coupon on such Notes.

Mandatory Offers to Purchase:	The Company will be required to offer to purchase Notes at 100% of the principal amount thereof (plus accrued and unpaid interest) with 100% of the net cash proceeds of non-ordinary course asset sales (including involuntary transfers), subject to (i) the right to reinvest such proceeds (or commit to reinvest such proceeds) in the Company’s business within 12 months of receipt and, if so committed to be reinvested, actually reinvested within six months after the end of such initial 12-month period and (ii) the aggregate amount of net cash proceeds exceeding $20 million prior to any such offer to purchase being required to be made. In addition, the Company will be required to offer to purchase Notes at 101% of the principal amount thereof (plus accrued and unpaid interest) upon the occurrence of a “change of control” (to be defined). In addition, the Company will be required to offer to purchase Notes at 100% of the principal amount thereof (plus accrued and unpaid interest) with the cash proceeds received from any settlement or award in connection with the Zonda Arbitration (as defined below), with such offer to be for an aggregate principal amount of Notes equal to the lesser of (x) 50% of such cash proceeds and (y) $75 million. As used herein, “Zonda Arbitration” means the arbitration commenced in London, England by Samsung Heavy Industries Co., Ltd. (“SHI”) on November 18, 2015 relating to the contract between SHI and the Company for the construction of a drillship known as the “Pacific Zonda”.

Negative Covenants:	The Note Documents shall contain customary negative covenants, including but not limited to limitations on indebtedness (including guarantees); investments and other restricted payments (including (i) the redemption, repayment or repurchase of any junior lien or unsecured obligations and (ii) the payment of cash dividends), with an exception to permit investments in an aggregate outstanding amount no greater than $75 million; liens; mergers and consolidations; transactions with affiliates; restrictions on dividends and distributions by subsidiaries; designations of unrestricted subsidiaries; and line of business. Such covenants will permit the Company to incur (I) indebtedness in an amount equal to the product of (x) $150 million and (y) the number of 6th or 7th generation vessels owned by the Company that are subject to a contract with a term of at least one year; (II) indebtedness in an amount equal to the product of (x) $50 million and (y) the number of 6th or 7th generation vessels owned by the Company that are not subject to a contract with a term of at least one year; (III) $150 million of indebtedness to finance the purchase of the drillship known as the “Pacific Zonda”; and (IV) $50 million of additional indebtedness, all of which may be secured on a pari passu basis with the Notes. In addition to the foregoing, the Company will be permitted to incur $50 million of “superpriority” first lien indebtedness having payment priority over the Notes with respect to proceeds from Collateral.

Affirmative Covenants:	The Note Documents shall contain customary affirmative covenants, including but not limited to reporting and investor calls; maintenance of office or agency; maintenance of existence, properties and insurance; compliance certificates; payment of taxes; future guarantors; payment of additional amounts; and further assurances.

Pacific Drilling S.A.

August 21, 2018

Financial Maintenance Covenants:	None.

Events of Default:	The Note Documents shall contain customary events of default, including but not limited to non-payment of principal when due; non-payment of interest subject to a 30-day grace period; violation of other covenants (subject to a 60-day grace period); cross-acceleration to indebtedness in excess of an amount to be determined (the “Threshold Amount”); judgment defaults in excess of the Threshold Amount; bankruptcy or other insolvency events (other than the Bankruptcy Cases) by significant subsidiaries; failure of liens in excess of an amount to be determined on Collateral or failure of Guarantees to be in full force and effect.

If an event of default occurs, holders of not less than 25% of the aggregate principal amount of the outstanding Notes may declare the principal of and accrued and unpaid interest on the Notes, plus a customary “make-whole” premium, to be due and payable; provided that, in the case of a bankruptcy or insolvency event of default, such amounts shall become immediately due and payable without such a declaration.

Intercreditor Arrangements:	The relative rights and other creditors’ rights issues in respect of the Notes and any junior lien obligations will be documented in a customary intercreditor agreement (the “Intercreditor Agreement”).

Registration Rights:	None.

Listing:	None.

Governing Law:	New York.

ANNEX C

Summary of Conditions Precedent

This Summary of Conditions Precedent sets forth the conditions precedent to Credit Suisse’s obligation to execute and deliver the Purchase Agreement referred to in the Commitment Letter, of which this Annex C is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

1.

Concurrent Transactions. In connection with the Plan or the Plan Support Agreement and the transactions contemplated thereby: (a) any of the documents executed in connection with the implementation of the Plan or the Plan Support Agreement (collectively, the “Plan Documents”), to the extent they contain provisions differing in any material respect from, or not described in, the Plan or the Plan Support Agreement, that are material and adverse to the rights or interests of Credit Suisse or the investors in the Notes (collectively, the “Finance Parties”) shall be in form and substance reasonably satisfactory to Credit Suisse; (b) there shall have been no supplement, modification, waiver or amendment to the Plan, as in effect on the date of the Commitment Letter, or the Plan Support Agreement, as in effect on its date of execution, that is material and adverse to the rights or interests of any of the Finance Parties unless, in each case, Credit Suisse shall have consented thereto in writing; (c) the Authorization Order shall have been obtained and shall not have been vacated, stayed, reversed, modified or amended in any respect that adversely affects the rights or interests of any of the Finance Parties in any material respect; (d) unless Credit Suisse shall have consented thereto in writing, the Confirmation Order (as defined below) shall have been entered and shall be in full force and effect and shall not have been vacated, stayed, reversed, modified or amended in any respect that adversely affects the rights or interests of any of the Finance Parties in any material respect; (e) [Reserved]; and (f) all conditions precedent to the effectiveness of the Plan, as it may be amended, supplemented, modified or waived in accordance with clause (b) above, other than the issuance of the Notes, shall have occurred (or will occur substantially concurrently with the issuance of the Notes) or been waived (with the written consent of Credit Suisse if such waiver is material and adverse to the rights or interests of any of the Finance Parties), including, but not limited to, the consummation or completion of the Transactions. The terms of the financings comprising the Transactions (other than the Notes) (the “Other Exit Financings”) shall be consistent with those set forth in Exhibit I to this Annex C. As used herein, “Confirmation Order” means a final and non-appealable order entered by the Bankruptcy Court confirming the Plan, which confirmation order shall be, to the extent material to Credit Suisse, in form and substance reasonably acceptable to Credit Suisse.

2.

Financial Statements. Credit Suisse shall have received (i) audited consolidated financial statements for the Company for each of the three fiscal years ended at least 90 calendar days prior to the Execution Date prepared in accordance with generally accepted accounting principles and practices in the United States (“US GAAP”); (ii) unaudited consolidated financial statements (each of which shall have undergone a SAS 100 review) for each fiscal quarter of the fiscal year ending December 31, 2018 (and the corresponding period of the preceding fiscal year) ended at least 45 calendar days prior to the Execution Date prepared in accordance with US GAAP; and (iii) an unaudited pro forma condensed consolidated balance sheet of the Company as of the most recent fiscal quarter of the Company for which financial statements are required to be delivered pursuant to clause (ii) of this Section 2 (the “Pro Forma Balance Sheet”), and unaudited pro forma condensed consolidated statements of income for (A) the most recent fiscal year of the Company for which financial statements are required to be delivered pursuant to clause (i) of this Section 2, (B) for the period from such fiscal year end to the date of the Pro Forma Balance Sheet (and the corresponding prior year period) and (C) for the four-quarter period ended as of the date of the Pro Forma Balance Sheet, in each case giving effect to the effectiveness of the Plan and the Transactions (including estimates of the revaluation of the Company’s assets and liabilities consistent with fresh start accounting) as if the effectiveness of the Plan and the Transactions had occurred as of such date (in the case of the Pro Forma Balance Sheet) or at the beginning of such period (in the case of the income statements), in each case, prepared in accordance with Article 11 of Regulation S-X under the Securities Act (except for customary exceptions for Rule 144A / Regulation S offerings).

Pacific Drilling S.A.

August 21, 2018

3.

Material Adverse Effect. Except as set forth in the reports and other documents filed publicly by the Company with the United States Securities and Exchange Commission since January 1, 2018 and prior to the date hereof (and without giving effect to any amendment to any such document filed on the date hereof or thereafter), other than any information of a predictive, cautionary or forward-looking nature that is contained under the captions “Risk Factors” or “Forward-Looking Statements” or similar captions, there shall not have occurred, since December 31, 2017, any circumstance or condition that, individually or in the aggregate, would reasonably be expected to materially adversely affect (a) the business, assets, results of operations, properties or financial condition of the Company and its subsidiaries, taken as a whole, (b) the ability of the Company and the Guarantors (collectively, the “Credit Parties”), taken as a whole, to perform their payment obligations under the Notes or the guarantees thereof, as applicable or (c) the rights and remedies of the investors in the Notes (a “Material Adverse Effect”), in each case, except to the extent such event results from, arises out of, or is attributable to, the following (either alone or in combination): (i) any change after such date in global, national or regional political conditions (including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or material worsening of any such hostilities, acts of war, sabotage, terrorism or military actions existing or underway) or in the general business, market (including commodities markets), financial or economic conditions affecting the industries (including the offshore drilling industry), regions and markets in which the Company and its subsidiaries operate, including any change in the United States or applicable foreign economies or securities, commodities or financial markets, or force majeure events or “acts of God”; (ii) any changes after such date in applicable law or US GAAP, or in the interpretation or enforcement thereof; (iii) the execution, announcement or performance of the transactions contemplated by the Plan (including any act or omission of the Credit Parties expressly required or prohibited, as applicable, by the Plan); (iv) changes in the market price or trading volume of the claims or equity or debt securities of the Company or any of its subsidiaries (but not the underlying facts giving rise to such changes unless such facts are otherwise excluded pursuant to the clauses contained in this definition); or (v) declarations of national emergencies in the United States or natural disasters in the United States; provided, that the exceptions set forth in clauses (i), (ii) and (v) shall not apply to the extent that such event is materially and disproportionately adverse to the Company and its subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its subsidiaries operate.

4.	Payment of Fees and Expenses. There shall be no unpaid fees or unreimbursed costs or expenses required by the Letters to have been paid or reimbursed.

5.

Purchase Agreement. The Company and the Guarantors shall have executed and delivered the Purchase Agreement (it being understood and agreed that the Purchase Agreement shall not require as a condition to the purchase of the Notes contemplated thereby the perfection of any security interest in the intended Collateral or any deliverable related to the perfection of security interests in the intended Collateral (other than Collateral the security interest in which may be perfected by the filing of a UCC financing statement or the perfection of the stock certificates (if any) held by the Company and the Guarantors) that is not or cannot be provided and/or perfected on the Execution Date (but only if the Execution Date is either prior to the Company’s emergence from bankruptcy or within the date that is 120 days after the date hereof) (x) without undue burden or expense or (y) after the Company’s use of commercially reasonable efforts to do so, with, in such case, the provision and/or perfection of such security interest(s) or deliverable then being required to be delivered thereafter pursuant to arrangements agreed by the Company and Credit Suisse by a date no later than the later of the date of the Company’s emergence from bankruptcy and the date that is 120 days after the date hereof).

6.

Customary Conditions. Credit Suisse shall have received: (i) evidence that the Company has obtained material third party and governmental consents necessary in connection with the Transactions (to the extent required by the Plan); (ii) evidence of the absence of litigation affecting the Transactions (other than the Bankruptcy Cases) that would be materially adverse to Credit Suisse or investors in the Notes; (iii) customary evidence of insurance; and (iv) a solvency certificate from the chief financial officer of the Company, in the form attached hereto as Exhibit II to this Annex C.

Pacific Drilling S.A.

August 21, 2018

7.

Delivery of Offering Memorandum. No later than 12 p.m. EDT on September 24, 2018 (the “OM Deadline”), you shall have (a) formed the Escrow Vehicle and (b) provided to Credit Suisse: (i) a preliminary Rule 144A / Regulation S confidential offering memorandum relating to the issuance of the Notes (and, as applicable, the issuance of the Junior Lien Debt) suitable for use in a customary “high-yield road show” (the “Offering Memorandum”) and including the financial statements required to be delivered to satisfy the conditions set forth in Section 2 of this Annex C and which will be in a form that will enable the independent registered public accountants of the Company to deliver to Credit Suisse customary “comfort” letters (including customary “negative assurances”, it being agreed that the only “comfort” required with respect to pro forma financial information shall be customary “negative assurances”) on the Execution Date and on the date of closing of the purchase of the Notes and (ii) drafts of customary comfort letters by the independent public registered accountants of the Company which such accountants are prepared to issue upon completion of customary procedures as described above and otherwise in form and substance customary for Rule 144A / Regulation S high yield debt offering. Credit Suisse shall have been afforded a period of not less than 15 consecutive business days to seek to place the Notes with the customary active cooperation of the Company (including its chief executive officer, chief financial officer and chief operating officer, which officers shall have made themselves reasonably available to market the Notes during such period at times and locations mutually agreed with Credit Suisse) after (x) delivery of the Offering Memorandum, (y) the formation of the Escrow Vehicle, and (z) the entry of the Authorization Order by the Bankruptcy Court; provided that such period shall not be deemed to have commenced prior to September 4, 2018.

8.

Know-Your-Customer and Other Information. Credit Suisse shall have received, at least 3 business days prior to the Execution Date, all documentation and other information with respect to the Company, the Guarantors, the Escrow Vehicle and their equity holders (after giving effect to the Transactions) that shall have been reasonably requested by Credit Suisse at least 10 business days prior to the Execution Date in connection with applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act. At least 3 business days prior to the Execution Date, the Company, as a “legal entity customer” under 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), shall have delivered to Credit Suisse a certification regarding beneficial ownership, as required by the Beneficial Ownership Regulation, which certification shall be in form and substance reasonably satisfactory to Credit Suisse.

Pacific Drilling S.A.

August 21, 2018

EXHIBIT I TO ANNEX C

Other Exit Financings

Set forth below is a summary of certain terms and conditions applicable to any Other Exit Financing. No amendments or modifications shall be made to the terms or conditions below without the prior written consent of Credit Suisse. Capitalized terms used but not defined in this summary have the meanings set forth in the Commitment Letter to which this Exhibit I is attached.

•	The cash portion of any interest on a debt instrument at a rate per annum no greater than 5%;

•

Any indebtedness, to the extent secured by liens on the Collateral, to be secured on a junior lien basis; secured indebtedness to be subject to the intercreditor arrangements described in the Term Sheet;

•	In the case of indebtedness, scheduled maturity date no earlier than the date that is 365 calendar days after the scheduled maturity date of the Notes;

•	In the case of indebtedness, no mandatory redemption or repurchase prior to repayment in full of the Notes;

•	In the case of equity, no maturity nor redemption and not convertible into indebtedness;

•	No guarantees provided by any entities that are not Guarantors;

•	No financial maintenance covenants;

•	In the case of any indebtedness, cross-acceleration only to the Notes; no cross-default to the Notes;

•	All other terms and conditions (including covenants and events of default) to be no more restrictive than those applicable to the Notes.

Pacific Drilling S.A.

August 21, 2018

EXHIBIT II TO ANNEX C

Form of Solvency Certificate

Date:            , 20[    ]

Pursuant to the Commitment Letter (the “Commitment Letter”), dated as of                 , 20[    ], between Pacific Drilling S.A. (the “Company”) and Credit Suisse Securities (USA) LLC, the undersigned hereby certifies, solely in the undersigned’s capacity as chief financial officer of the Company, and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions and the application of the proceeds from the financings comprising the Transactions:

a.	The fair value of the assets of the Company and its subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise;

b.

The present fair saleable value of the property of the Company and its subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

c.	The Company and its subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and

d.	The Company and its subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

The undersigned is familiar with the business and financial position of the Company and its subsidiaries. In reaching the conclusions set forth in this certificate, the undersigned has made such investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the particular business anticipated to be conducted by the Company and its subsidiaries after consummation of the Transactions.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Commitment Letter.

[Signature Page Follows]

Pacific Drilling S.A.

August 21, 2018

IN WITNESS WHEREOF, the undersigned has executed this certificate in such undersigned’s capacity as chief financial officer of the Company, and not individually, as of the date first stated above.

Pacific Drilling S.A.

By:
Name:
Title:	Chief Financial Officer